UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2007

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2007 and 2006

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended September 30, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended September 30, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of September 30, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California

March 19, 2008

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value:
Guaranteed interest funds	$70,513,112	$75,994,218
Pooled separate accounts	17,283,275	68,385,611
Registered investment companies	157,650,183	72,886,302
Common collective trust	9,592,948	7,698,962
Cubic Corporation common stock	3,817,189	2,376,393
Participant loans	3,699,484	3,733,258
Total investments	262,556,191	231,074,744

Receivables:
Employer’s contribution	4,341,274	4,410,095
Participants’ contributions	358,727	669,522
Total receivables	4,700,001	5,079,617
Net assets available for benefits reflecting all investments at fair value	267,256,192	236,154,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	759,318	637,877
Net assets available for benefits	$268,015,510	$236,792,238

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,673,672
Interest on guaranteed interest funds	2,725,904
Net appreciation in fair value of investments	25,739,902
Total investment income	30,139,478

Contributions:
Employer’s	10,595,472
Participants’	9,872,858
Participants’ rollovers from other qualified plans	482,485
Total contributions	20,950,815
Total additions	51,090,293

Deductions from net assets attributed to:
Benefits paid to participants	19,830,838
Administrative expenses	36,183
Total deductions	19,867,021
Net increase	31,223,272

Net assets available for benefits:
Beginning of year	236,792,238
End of year	$268,015,510

See the accompanying notes to financial statement.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(1)                     Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering all eligible full and part-time employees of Cubic Corporation and affiliated companies (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time employees (or part-time employees who work at least 20 hours a week) of the Company immediately upon date of hire.  Prior to January 1, 2005, employees classified as “temporary” full-time, part-time or on-call employees were eligible after completion of at least one year of service and could enter the Plan on the subsequent January 1, April 1, July 1, or October 1.  As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant-directed).  Participants may elect to invest their contributions and the Company’s discretionary contributions in 1% increments in the guaranteed interest funds, pooled separate accounts, registered investment companies, common collective trust, and/or the Company’s common stock.  Participants may change their investment options daily.  The maximum allowable calendar-year pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $15,500 for 2007 and $15,000 for 2006.

The Plan provides for a Company discretionary profit sharing contribution, at the option of its Board of Directors.  Discretionary profit sharing contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 500 hours of service during the Plan year to be eligible for the discretionary profit sharing contributions.  For the year ended September 30, 2007, the Company’s discretionary profit sharing contribution was 8.5% of salary, computed to maximum IRS limitations.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(1)           Plan Description, Continued

Beginning with the first pay period after January 1, 2007, the Company began providing a company matching contribution to the Plan on a dollar-for-dollar basis for the first 3% of eligible employee 401(k) salary deferrals.  In accordance with collective bargaining agreements, the Plan provides a dollar-for-dollar matching contribution of the first 4% of an employee’s 401k salary deferrals for certain employees of its subsidiary Cubic Worldwide Technical Services.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary profit sharing contributions (if any), the Company’s matching contributions, and allocation of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The nonvested portion of a participant’s employer discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures amounted to $51,773 during the year ended September 30, 2007.  As of September 30, 2007 and 2006, unused forfeitures amounted to $848,699 and $942,830, respectively.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary profit sharing contributions (and earnings or losses thereon) vest according to the following schedule:

Years of service	Vesting percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(1)                     Plan Description, Continued

(d)                     Vesting, Continued

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s annual contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

 (e)                   Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, in cases of financial hardship, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the employer discretionary profit sharing contributions once every five years.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, which ranged from 4.6% to 10.5% at September 30, 2007.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through monthly payroll deductions.  All loans are repaid within a period of five years and have maturity dates ranging from October 2007 through October 2012.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s pooled separate accounts, registered investment companies, and common collective trust are stated at fair value as determined by Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in Guaranteed Interest Funds are valued at fair value, which represents contributions, reinvested income, less any withdrawals plus accrued interest.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on the contracts were 3.69% and 3.72% for 2007 and 2006, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 4.20% and 4.15% at September 30, 2007 and 2006, respectively.  The contract value of the Guaranteed Interest Funds at September 30, 2007 and 2006 was $71,272,430 and $76,632,095 respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Fund, the Money Market Fund, the Long-Term Bond Index Fund and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, Continued

estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

As described in Financial Accounting Standards Board Staff Position (FASB), FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value.

The Plan adopted FSP AAG-INV-1 in 2007 for the Guaranteed Interest Fund.  FSP AAG INV-1 was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of September 30, 2006.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)                      Risk and Uncertainties

The Plan provides for various investment options in guaranteed interest funds, pooled separate accounts, registered investment companies, a common collective trust, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(2)                     Summary of Significant Accounting Policies, Continued

(f)                        Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(g)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at September 30, 2007 or 2006.

(h)                     Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of September 30:

	2007	2006

Guaranteed Interest Funds	$71,272,430	$76,632,095
Davis New York Venture Fund	$40,771,882	$15,803,268
EuroPacific Growth Fund R4	$28,696,296	$—
Jennison Growth Fund Z	$16,255,367	$—
Janus Growth & Income Fund	$13,423,399	$9,241,290
Money Market Assets Fund Z	$13,180,786	$—

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(3)                     Investments, Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value by $25,739,902 during the year ended September 30, 2007 as follows:

2007

Registered investment companies	$22,909,828
Common collective trust	378,714
Cubic Corporation common stock	2,451,360
$25,739,902

(4)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 5, 2004, which states that the Plan as then designed, qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan has been amended since receiving this determination letter.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(5)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(6)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of pooled separate accounts and a common collective trust managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(6)                     Parties-In-Interest, Continued

America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Five Board of Trustees members are currently participants in the Plan and an officer of the Company serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 27,100 and 57,800 shares, respectively of the Company’s common stock during the year ended September 30, 2007.  Fees paid to the Custodian by the Plan for investment services amounted to approximately $36,200 during the year ended September 30, 2007.

(7)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2007 and 2006 and the financial information reported on the Form 5500.

(8)                     Subsequent Plan Amendments

Effective December 28, 2007, the Cubic Simulation Systems, Inc. assets in its retirement plan were merged into the Cubic Corporation Employees’ Profit Sharing Plan.   The Cubic Simulation Systems, Inc. Plan will maintain its existing rules under a separate sub-plan while combined with the Cubic Corporation Employees’ Profit Sharing Plan.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

September 30, 2007

EIN #95-1678055

Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Funds	$—	$71,272,430
	Davis Funds	Registered Investment Companies
		Davis New York Venture Fund	—	40,771,882
	American Funds	Registered Investment Companies
		Europacific Growth R4	—	28,696,296
*	Jennison Dryden Funds	Registered Investment Companies
		Jennison Growth Fund Z	—	16,255,367
	Janus Funds	Registered Investment Companies
		Janus Growth & Income Fund	—	13,423,399
*	The Prudential Insurance Company of America	Pooled Separate Accounts
		Money Market Assets Fund Z	—	13,180,786
	Vanguard Funds	Registered Investment Companies
		Vanguard Wellington Fund	—	10,603,716
	Thornburg Investments	Registered Investment Companies
		Thornburg Core Growth Fund I	—	10,165,510
*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust
		Prudential Stable Value Fund	—	9,592,948
	PIMCO Funds	Registered Investment Companies
		PIMCO Total Return Bond Admin	—	7,711,686
	Vanguard Funds	Registered Investment Companies
		Vanguard Institutional Index	—	6,501,152
	AIM Funds	Registered Investment Companies
		AIM Investco Dynamics Fund	—	6,272,371
	American Century Investments	Registered Investment Companies
		American Century Government Bond	—	4,722,783
	American Beacon	Registered Investment Companies
		American Beacon Large Cap Value Fund	—	4,587,766
*	The Prudential Insurance Company of America	Pooled Separate Accounts
		Money Market Account	—	4,102,490
*	Cubic Corporation	Equity Securities
		Cubic Corporation Common Stock	—	3,817,189
	Goldman Sachs	Registered Investment Companies
		Goldman Sachs Mid Cap Institutional Fund	—	3,530,587
	Royce Funds	Registered Investment Companies
		Royce Value Plus Fund I	—	1,951,702
	Vanguard Funds	Registered Investment Companies
		Vanguard Value Index	—	989,765
	Vanguard Funds	Registered Investment Companies
		Vanguard Mid Cap Index Fund	—	563,393
	Royce Funds	Registered Investment Companies
		Royce Total Return Fund	—	376,690
	Vanguard Funds	Registered Investment Companies
		Vanguard Small Cap Index	—	258,238
	Vanguard Funds	Registered Investment Companies
		Vanguard Growth Index Fund	—	254,368
*	The Prudential Insurance Company of America	Registered Investment Companies
		AP Fund	—	13,512

*	Participant Loans	Various maturities (Interest rates from 4.6 - 10.5%)	—	3,699,484
			$—	$263,315,509

*	Party-in-interest
**	Historical cost is not required as all investments are participant-directed.

B. Exhibit List.

Exhibit 23.1            Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: March 19, 2008	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance
and Plan Administrative Committee Member